UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 0-20289 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I — REGISTRANT INFORMATION

KEMET Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

2835 KEMET Way
Address of Principal Executive Office (Street and Number)

Simpsonville, SC 29681
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On May 5, 2009 KEMET Corporation (“KEMET” or the “Company”) commenced a tender offer (the “Tender Offer”) for its 2.25% convertible senior notes due 2026 (the “Notes”) upon the terms and conditions described in the Schedule TO (as amended, the “Schedule TO”), Offer to Purchase (as amended, the “Offer to Purchase”) and related Letter of Transmittal, in each case filed by KEMET pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended and as amended by Amendment No. 1 to the Schedule TO filed by KEMET with the Securities Exchange Commission (“SEC”) on May 19, 2009, Amendment No. 2 to the Schedule TO filed by KEMET with the SEC on June 3, 2009 and Amendment No. 3 to the Schedule TO filed by KEMET with the SEC on June 8, 2009.

As set forth in the Offer to Purchase, certain covenant provisions of  the Company’s credit agreements with UniCredit Corporate Banking S.p.A. (“UniCredit”) have been modified, subject to the successful completion of the Tender Offer. If  the Tender Offer is successful, the Company believes that it will be in compliance with these modified covenants at June 30, 2009 and September 30, 2009.   If the Tender Offer is not successful, these modifications will become ineffective and the original financial covenants will be reinstated.  In such event, the Company believes there is a possibility that it will not be in compliance with the original covenants at June 30, 2009, and expects that it will not be in compliance with the original covenants at September 30, 2009.  If the Company is not able to successfully renegotiate these covenants, the Company would not be able to pay the balances due and would therefore be in default on the UniCredit EUR 60 million credit facility with a maturity date of April 1, 2013 and  the UniCredit EUR 35 million credit facility with a maturity date of July 1,  2011.  Further, a failure by the Company to either repay the UniCredit facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately.  The Company does not currently have the ability to repay the UniCredit facilities or the Notes.  In such event, the failure to successfully renegotiate the UniCredit covenants would have a material adverse effect on the Company’s business, results of operations, financial position, and liquidity and cast doubt on the Company’s ability to continue as a going concern.  Aside from the matter of covenant compliance, the Company currently forecasts that its operating plans will enable it to generate sufficient cash flow from operations to satisfy its cash flow requirements for operations and debt service throughout at least the remainder of fiscal year 2010. However, there are risks and uncertainties associated with the Company’s forecasts and there can be no assurance that it will be successful in generating the required levels of liquidity.

Because of management’s time devoted to the tender offer, as well as the uncertainty and range of potential outcomes relating to the Tender Offer and the disclosure requirements related thereto, KEMET is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2009 within the prescribed filing deadline without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William M. Lowe, Jr.	864	963-6300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net sales for fiscal year 2009 of $804.4 million, which represents a 5.4% decrease from fiscal year 2008 net sales of $850.1 million.  Cost of sales for the fiscal year ended March 31, 2009 are expected to have been $736.3 million as compared to $695.4 million for the fiscal year ended March 31, 2008, a 5.9% increase.  The Company expects to include in its fiscal year 2009 operating loss goodwill impairment charges of $174.3 million, write down of long-lived assets of $67.6 million, restructuring charges of $30.9 million offset by curtailment gains on benefit plans of $30.8 million and a net gain of $25.5 million on the sale and disposal of assets.  Fiscal year 2008 operating loss included restructuring charges of $25.3 million, write down of long-lived assets of $4.2 million, and no goodwill impairment charges.  Due primarily to an approximate 10% reduction of gross margin in fiscal year 2009 as compared to fiscal year 2008 and approximately $241.9 million of impairment charges, the Company expects to report an operating loss for fiscal year 2009 of $271.1 million compared to an operating loss of $8.9 million in the prior fiscal year.  Interest income is expected to decrease from $6.1 million in fiscal year 2008 to $0.6 million in fiscal year 2009.  Interest expense is expected to have increased in fiscal year 2009 by $7.4 million, to $21.5 million, compared to $14.1 million in interest expense in fiscal year 2008.  Other (income) expense, net for fiscal year 2009 is expected to be net income of $14.1 million as compared to net income of $4.4 million in fiscal year 2008.  The increase in Other (income) expense, net is primarily attributable to foreign exchange transaction gains.  As a result of the above, as well as additional factors to be included in the Company’s Form 10-K, the Company expects to report a net loss for fiscal year 2009 of $276.9 million, or ($3.44) per share,  compared to a net loss of $17.6 million, or ($0.21) per share in fiscal year 2008.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included herein contain forward-looking statements within the meaning of federal securities laws about KEMET Corporation’s (the “Company”) financial condition and results of operations that are based on management’s current expectations, estimates and projections about the markets in which the Company operates, as well as management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “believes,” “estimates,” variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect new information, future events or otherwise.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) the Company’s ability to consummate the Tender Offer for the Notes and accomplish its financing plan described in the Offer to Purchase; (ii) generally adverse economic and industry conditions, including a decline in demand for the Company’s products;  (iii) the ability to maintain sufficient liquidity to realize current operating plans; (iv) adverse economic conditions could cause further reevaluation of the fair value of the Company’s reporting segments and the write down of long-lived assets; (v) the cost and availability of raw materials; (vi) changes in the competitive environment of the Company;  (vii) economic, political, or regulatory changes in the countries in which the Company operates; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of environmental issues, laws, and regulations; (xii) the Company’s ability to achieve the expected benefits of its manufacturing relocation plan or other restructuring plan; (xiii) volatility of financial and credit markets which would affect access to capital for the Company; and (xiv) increased difficulty or expense in accessing capital resulting from the delisting of the Company’s common stock from the New York Stock Exchange. Other risks and uncertainties may be described from time to time in the Company’s reports and filings with the Securities and Exchange Commission.

###

KEMET Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2009	By	/s/ WILLIAM M. LOWE, JR.
William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).